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06005654

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66826

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMPASS PROFESSIONAL SERVICES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___111 WEST JACKSON BOULEVARD, 20TH FLOOR___

(No. and Street)

___CHICAGO___   ___IL___   ___60604___

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___CHRIS PERZ___   ___312-692-5075___

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___RAVID & BERNSTEIN LLP___

(Name – if individual, state last, first, middle name)

___230 WEST MONROE STREET, SUITE 330___   ___CHICAGO___   ___IL___   ___60606___

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 6 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2006
~~BRANCH OF REGISTRATIONS AND~~
02   EXAMINATIONS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

1



OATH OR AFFIRMATION

I, __FRED GOLDMAN_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____COMPASS PROFESSIONAL SERVICES, LLC_____, as of _____DECEMBER 31_____, 20_05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
OFFICIAL SEAL
MARY NOVOTNY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 1-25-2010
```

_____
Signature
CHIEF FINANCIAL OFFICER

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2

COMPASS PROFESSIONAL SERVICES, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2005

COMPASS PROFESSIONAL SERVICES, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2005

CONTENTS

RAVID &

BERNSTEIN LLP
━━━━━━━━━━━━━━━━━━
Certified Public Accountants

◆ John V. Basso, CPA

◆ William H. Brock, CPA

◆ Mark T. Jason, CPA

◆ Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENTS

The Members
Compass Professional Services, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Compass Professional Services, LLC (the Company) as of December 31, 2005, and the related statements of operations and changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 15, 2006

3

230 West Monroe Street ◆ Suite 330 ◆ Chicago, IL 60606 ◆ Tel. 312/782 4710 ◆ Fax 312/782 4711

COMPASS PROFESSIONAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$	224,883
Due from clearing organization		1,455,807
Accounts receivable		930,333
Accrued interest receivable		4,739
Marketable securities		1,617,813
Prepaid expense		17,500
	$	4,251,075

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accounts payable	$	252,604
Accrued expenses		102,609
		355,213
Members' Capital		3,895,862
	$	4,251,075

See Notes to Financial Statements.

4

COMPASS PROFESSIONAL SERVICES, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Commission income	$ 1,542,458	
Rebates and fees, net	263,749	
Interest income	50,831	
		$ 1,857,038
EXPENSES:		
Payroll	727,963	
Exchange and floor costs	254,391	
Interest expense	55,510	
Office expense	102,989	
Administrative expense	112,323	
Professional fees	8,000	
		1,261,176
NET INCOME		595,862
MEMBERS' CAPITAL, BEGINNING OF YEAR		-
CAPITAL CONTRIBUTIONS		3,300,000
CAPITAL WITHDRAWALS		-
MEMBERS' CAPITAL, END OF YEAR		$ 3,895,862

See Notes to Financial Statements.

COMPASS PROFESSIONAL SERVICES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

OPERATIONS:		
Net income	$ 595,862	
Adjustments to reconcile net income to net cash provided by operations:		
Increase in balance due from clearing company	(1,455,807)	
Increase in accounts receivable	(930,333)	
Increase in marketable securities	(1,617,813)	
Increase in accrued interest receivable	(4,739)	
Increase in prepaid expense	(17,500)	
Increase in accounts payable	252,604	
Increase in accrued expenses	102,609	
Net cash used in operations		$ (3,075,117)
FINANCING ACTIVITIES:		
Capital contributions	3,300,000	
Net cash provided by financing activities		3,300,000
NET INCREASE IN CASH		224,883
CASH, BEGINNING OF YEAR		-
CASH, END OF YEAR		$ 224,883
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for interest		$ 55,510

See Notes to Financial Statements.

COMPASS PROFESSIONAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

1.   Organization:

The Company is a wholly owned subsidiary of Equitec Group, LLC. Compass Professional Services, LLC ("Company"), was organized under the Illinois Limited Liability Company Act under its original name, Equitec Compass, LLC, on December 3, 2004. It changed its name to Compass Professional Services, LLC, on May 18, 2005, and began operations in July 2005. Prior to July 2005, Equitec Proprietary Markets, LLC, an affiliated company, owned this operation.

The Company is a member of the following option exchanges: Boston Options Exchange (BOX), the International Securities Exchange (ISE), the Pacific Exchange (PSE), the Philadelphia Stock Exchange (PHLX), the Chicago Board Options Exchange (CBOE) and the American Stock Exchange (AMEX), as well as a member of the Options Clearing Corp (OCC). The Company is in the business of executing option transactions for other broker/dealers on the floors of the above listed exchanges.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC). The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member.

2.   Significant Accounting Policies:

The Company maintains its cash in accounts at banks and other financial institutions insured by government agencies up to specified limits. The accounts, at times, exceeded insured limits, but the Company has not experienced any losses on such accounts.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities comprise U.S. Treasury bills pledged to the Company's clearing organization, valued at cost plus accrued interest, which approximates market value.

2.   Significant Accounting Policies – continued:

        A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the income (loss) of the Company. The Company is subject to Illinois Replacement tax.

3.   Net Capital Requirements:

        The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2005 the Company had net capital of $3,388,118, which is $3,288,118 in excess of its required capital.

4.   Principal Transaction Revenue:

        During 2005, the Company's principal transaction revenue consisted substantially of commission income totaling $1,542,458.

COMPASS PROFESSIONAL SERVICES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Total members' capital, end of year	$ 3,895,862
Less:	
Non-allowable assets:	
Accounts receivable from customers, noncurrent	(431,690)
Prepaid expense	(17,500)
Other non-allowable assets	(52,079)
Haircuts required	(6,475)
NET CAPITAL	3,388,118
Minimum capital requirement	100,000
EXCESS NET CAPITAL	$ 3,288,118
EXCESS NET CAPITAL AT 1000%	$ 3,376,601

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 115,173
Ratio: Aggregate indebtedness to Net Capital	3.40% to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2005.

RAVID &
BERNSTEIN LLP

◇ John V. Basso, CPA
◆ William H. Brock, CPA
◆ Mark T. Jason, CPA
◆ Phillip C. Ravid, CPA

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5

The Members
Compass Professional Services, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Compass Professional Services, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

$Ravid$ & $Bernstein$ LLP

February 15, 2006